UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number: 001-14487

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Levindo Lopes, 258 - Funcionários

Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF nº 02.558.154/0001-29

NIRE nº 3130002551-9

A LISTED COMPANY

PRESS RELEASE

The management of Tele Norte Celular Participações S.A. (NYSE: TCN; BOVESPA: TNCP3, TNCP4) announces that its annual report (Form 20-F) for the financial year ended on December 31, 2007 was filed with the SEC (US Securities & Exchange Comission) on June 20, 2008. The report can be directly accessed at SEC’s website (www.sec.gov) or on Tele Norte’s website (www.telenorteholding.com.br).

Furthermore, the company’s shareholders may receive a free printed copy of the report upon request, from the Investor Relations Department, by contacting by telephone at: (55 21) 3131-1314/15/16 or by e-mail at: invest@oi.net.br

We are at your disposal to provide any further information you may require regarding the Form 20-F. Please contact our IR team at one of the above phone number.

Rio de Janeiro, June 20, 2008.

José Luís Magalhães Salazar

Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By	/s/ José Luís Magalhães Salazar
Name:	José Luís Magalhães Salazar
Title:	Investor Relations Officer